December 19, 2024

Jing An
Chief Financial Officer
Luckin Coffee Inc.
28th Floor, Building T3, Haixi Jingu Plaza, 1-3 Taibei Road
Siming District, Xiamen City, Fujian
People   s Republic of China, 361008

       Re: Luckin Coffee Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-38896
Dear Jing An:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
5.A. Operating Results
Non-GAAP Financial Measures, page 118

1. Please tell us what consideration you gave to providing for the income tax effects related to the adjustments to arrive at non-GAAP net (loss)/income and non-GAAP
       net (loss)/income attributable to your company   s ordinary
shareholders. Refer to
       Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations. This comment also applies to non-GAAP basic and diluted net income per shares and non-GAAP basic and diluted net income per ADS you present in your earnings releases.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 December 19, 2024
Page 2

       Please contact Valeria Franks at 202-551-7705 or Keira Nakada at 202-551-3659 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services